Mark R. Busch
704.331.7440
Fax: 704.353.3140
mbusch@kennedycovington.com

August 18, 2005
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
450 Fifth Street, NW
Washington, DC 20549-0308

Attention:	Jeffrey B. Werbitt

RE:	McRae Industries, Inc.
Schedule 13E-3 (File no. 5-34909)
Preliminary Proxy Statement on Schedule 14A (File no. 1-8578)
Ladies and Gentlemen:
     Our client, McRae Industries, Inc. (the “Company”) has today filed Amendment No. 2 to its Schedule 13E-3 (SEC file no. 5-34909) as well as Amendment No. 2 to its Preliminary Proxy Statement on Schedule 14A (SEC file no. 1-8578). Two copies of this letter and two clean and blacklined copies of the filings are also being delivered to Scott Anderegg of the staff.
     To facilitate your review of these changes, this letter responds to each of the comments in the staff’s comment letter dated August 10, 2005 (a copy of which is being sent to Mr. Anderegg). The responses below are keyed to the number of each of the comments. In addition, on the pages of the blacklined copy of the proxy statement provided to Mr. Anderegg, we have placed numbers in the margins beside text changes made in the proxy statement in response to the comments, which numbers correspond to the respective comment numbers.
     The responses to your comments, which have been prepared by the Company with input from its advisors, are as follows:

Securities and Exchange Commission
August 18, 2005

Proxy
Comment		Statement
No.	Response	Page No.
1	The Company’s acquisition of certain assets from Texas Boot is not connected in any way to the proposed going-private transaction. The principal assets acquired by the Company from Texas Boot were certain western boot trademarks. While the Company certainly hopes that the acquisition of these trademarks will prove a worthwhile investment, it does not anticipate that the acquisition of the Texas Boot assets will materially impact the Company’s operations or results of operations in a way that would impact any of the disclosures contained in the proxy statement. Accordingly, the Company does not believe any reference in the document to the Texas Boot transaction is necessary or appropriate.	N/A

Item 1006(c)(2) of Regulation M-A requires the disclosure of any plans, proposals or negotiations that relate to or would result in any purchase, sale or transfer of a material amount of assets of the subject company or any of its subsidiaries. Accordingly, the Texas Boot transaction does not implicate Item 1006(c)(2) disclosure since:
•	The transaction is not connected in any way to the proposed going-private transaction.

•	The transaction has closed and so there are no ongoing “plans, proposals or negotiations” relating to it.

•	The transaction did not involve the “purchase, sale or transfer of a material amount of assets of the subject company or any of its subsidiaries”; instead the transaction involved the acquisition of assets from an unrelated third party.

2	As the Company noted in its previous response to original comment 3, as trustee of the Company’s Employee Stock Ownership Plan (the “ESOP”), Branch Banking & Trust Co. (“BB&T”) is entitled to vote all shares of the Company’s common stock that it owns in its discretion. Therefore, the employees who hold shares through the ESOP do not have the ability to direct the vote with respect to those shares. Nevertheless, after considering the following factors, the Company does not believe that BB&T is an affiliated stockholder as a result of its	N/A

Securities and Exchange Commission
August 18, 2005

Proxy
Comment		Statement
No.	Response	Page No.
greater-than-10% share ownership:
•	BB&T’s only relationships with the Company are (1) it serves as the trustee of the ESOP and (2) in it’s capacity as trustee of the ESOP, it holds approximately 13% of each of the Company’s Class A and Class B common stock.

•	Other than routine voting of its shares at annual stockholders meetings, BB&T has not sought in any way to control the Company or influence its management or operations.

•	As trustee of the ESOP, under applicable ERISA regulations BB&T is required to vote its shares as a fiduciary taking into account only the interests of the ESOP’s beneficiaries.

•	While BB&T is entitled to vote approximately 13% of each of the Company’s Class A common stock, Class B common stock and the votes entitled to be cast by the holders of the Class A shares and Class B shares voting together as a single class, the McRae family owns approximately 36% of the outstanding Class A common stock, approximately 61% of the outstanding Class B common stock and approximately 54% of votes entitled to be cast by the holders of the Class A shares and Class B shares voting together as a single class.[1]

•	As a result of the foregoing, BB&T’s voting power does not enable it to directly or indirectly control the Company and it is therefore not an affiliated stockholder.

The Company has not had any discussions with BB&T concerning the proposed going-private transaction and in the Company’s view making the affiliate disclosures required by Schedule 13E-3 with respect to BB&T is not necessary or appropriate.

1 Note, the Class A shareholders vote as a separate class on election of two of seven directors and matters required by law to be approved by a separate class vote, the Class B shareholders vote as a separate class on election of five of seven directors and matters required by law to be approved by a separate class vote and on all other matters the holders Class A shares and Class B shares vote together as a single class.

Securities and Exchange Commission
August 18, 2005

Proxy
Comment		Statement
No.	Response	Page No.
3	The “Notice of the Special Meeting” and the “Introduction” to the proxy statement have been revised to more clearly state that the board is soliciting proxies for Class A and Class B common stock in connection with a proposed reverse/forward stock split.	Notice, Introduction

4	The “Question and Answers” section of the proxy statement has been revised to eliminate information contained in the Summary Term Sheet and to limit the content primarily to procedural matters.	9-10

5	The “Summary Term Sheet” section of the proxy statement has been revised to disclose each filing person’s fairness determination.	5

6	Neither brokers and other nominees nor beneficial owners are record holders. Therefore, the transaction will not affect shares held by brokers and other nominees unless the broker or nominee accepts the Company’s offer to treat stockholders holding shares in street name in substantially the same manner as stockholders whose shares are registered in their names. Brokers and other nominees would have discretion in determining whether to accept the Company’s offer to effect the transaction with respect to shares held in street name. The “Questions and Answers” section of proxy statement has been revised to clarify these points.	7, 11-12

In addition, the discussion contained in the “Summary Term Sheet” section of the proxy statement concerning the treatment of shares held in street name has been revised to reference the “Questions and Answers” section with respect to actions a holder of shares in street name may take to ensure certain treatments under the proposed reverse/forward stock split.

7	The “Purpose and Reasons for the Transaction” section of the proxy statement has been revised to more thoroughly reflect the detriments of the proposed transaction. Additionally, disclosure concerning the effect of the transaction on the McRae’s interest in the net book value and net earnings of the Company has been added to the “Purpose and Reasons for the Transaction” section of the proxy statement.	19

8	The “Special Factors — Recommendation of the Special Committee” section of proxy statement has been revised by changing the subheading “Effects on Stockholders Who Would Be Cashed Out” to	21, 23-24

Securities and Exchange Commission
August 18, 2005

		Proxy
Comment		Statement
No.	Response	Page No.
	read “Factors Considered in Determining Fairness of the Transaction to Unaffiliated Stockholders Who Would Be Cashed Out” and by changing the subheading “Effects on Stockholders Who Would Remain” to read “Factors Considered in Determining Fairness of the Transaction to Unaffiliated Stockholders Who Would Remain.” Additionally, the discussion concerning the factors considered by the special committee with respect to the fairness of the transaction has been revised to clarify the different factors considered with regard to the two categories of unaffiliated stockholders.

9	The ability of cashed-out stockholders to purchase shares of the Company’s common stock after the transaction supports the fairness of the transaction because it would enable cashed-out stockholders who desire to continue to be investors in the Company to use the proceeds received in the transaction, which on a per share basis would represent the highest price paid for the common stock over the past three fiscal years, to do so. The “Special Factors — Recommendation of the Special Committee” section of proxy statement has been revised to clarify this point.	23

10	The discussion in the “Special Factors - Recommendation of the Special Committee” section of proxy statement concerning the factors considered by the special committee with respect to the fairness of the transaction to the unaffiliated stockholders who would remain following the transaction has been revised to clarify how the factors considered with respect to the fairness of the transaction to the unaffiliated stockholders who would be cashed out in the transaction factored into the analysis.	23

11	The “Special Factors — Recommendation of the Special Committee” section of the proxy statement has been revised to clarify why the special committee believed that the Company’s going concern value significantly exceeds its liquidation value.	22

Securities and Exchange Commission
August 18, 2005

		Proxy
Comment		Statement
No.	Response	Page No.
12	Oxford Advisors used the methodologies described in the proxy statement because it believed them to be the conventional valuation methodologies typically used by expert financial advisors to value companies and the most appropriate methodologies to value the Company for purposes of rendering its opinion. The “Opinion of the Financial Advisor” section of the proxy statement has been revised to note this.	27

13	The “Opinion of the Financial Advisor” section of the proxy statement has been revised to note that Oxford Advisors deemed each of the companies used in the comparable company analysis because each of them, like the Company, is a footwear manufacturer that competes in the Company’s industry. The “Opinion of the Financial Advisor” section of the proxy statement has also been revised to note that Oxford Advisors deemed the transactions used in the comparable transaction analysis to be generally comparable to the proposed transaction since they, like the proposed transaction, also involved reverse stock splits for the purpose of “going private.”	27, 29

14	The comparable transaction analysis contained in the “Opinion of the Financial Advisor” section of the proxy statement has been revised to more clearly indicate how Oxford Advisors analyzed the implied valuation premiums paid in the precedent transactions, to disclose the range of implied valuation premiums derived in this analysis and to draw a conclusion between the results of the analysis versus the consideration offered in the transaction. This discussion has also been revised to explain the meaning and significance of this analysis and to explain why Oxford Advisors placed more significance on the fact that McRae is offering the highest closing price in the 12-months prior the announcement of the transaction than on the amount of the premium being paid compared to the closing price on the day prior to announcement of the transaction.	29

15	The statement contained in the “Opinion of the Financial Advisor” section of the proxy statement regarding the ability of persons other than the special committee and the board of directors to rely upon the opinion of the financial advisor has been removed.	30

Securities and Exchange Commission
August 18, 2005

Proxy
Comment		Statement
No.	Response	Page No.
16	The “Special Factors — Opinion of the Financial Advisor” section of proxy statement has been revised to state that the special committee and board of directors concurred with Oxford Advisors’ view with respect to treating the Class A and Class B common stock in the same manner in the transaction notwithstanding their differing market prices and rights. Please note that in response to the Staff’s prior comment 19 the Company previously inserted disclosures concerning the special committee’s view of this matter in the “Special Factors — Recommendation of the Special Committee” section of the proxy statement.	27

17	In Applebaum vs. Avaya, Inc., 812 A.2d 880 at 886 (Del 2002), the Delaware Supreme Court approved the use of a single proposal to affect a reverse/forward stock split and labeled this corporate action as an “integrated transaction.” There, as is the case here, the proposal involved two amendments to the Certificate of Incorporation to affect the transaction and was proposed and approved as a single proposal. Therefore we believe that a single proposal to affect a reverse/forward stock split is permissible under Delaware law and does not require bifurcation.	N/A
     Should you have any questions with respect to this filing or this letter, please call the undersigned collect at (704) 331-7440. Should the undersigned not be available, please contact James R. Wyche of this firm who can be reached at (704) 331-7558.
Very truly yours,
/s/ Mark R. Busch
Mark R. Busch
For the Firm

cc:	McRae Industries, Inc.
Mr. Scott Anderegg